# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paloma Acquisition Corp. I, CIK 0002101562
CUSIP: G6881J102
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 535 Fifth Avenue, 4th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 04/04/2026
Filed by CIK 0002101561
Persons authorized to receive notices and communications: Anna Maria Staples, Chief Executive Officer, 535 Fifth Avenue, 4th Floor, New York, New York (NY), 10017, (929) 828-7221

## Reporting persons
- Paloma Capital Group LLC (CIK 0002101561): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,889,500; shared voting power 0; sole dispositive power 3,889,500; shared dispositive power 0; aggregate amount beneficially owned 3,889,500 (18.91% of the class)
  Comment: (1) Includes 364,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A ordinary shares"), comprised of 350,000 Class A ordinary shares under the initial private placement units and 14,500 Class A ordinary shares under the over allotment private placement, and 3,525,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B ordinary shares" and, together with the Class A ordinary shares, the "ordinary shares"), exclusive of 200,000 Class B ordinary shares which were forfeited following the expiration of the remaining portion of the underwriters' over-allotment option on April 4, 2026, and which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333-293083). The 364,500 Class A ordinary shares are included in units (each unit consisting of one Class A ordinary share and one-half of one redeemable warrant), acquired pursuant to a Private Units Purchase Agreement (as defined herein).
  
  (2) Excludes 182,500 Class A Ordinary Shares which will be issued upon the exercise of 182,500 warrants included in the private placement units.
- Anna Maria Staples (CIK 0002105547): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 4,047,000; shared voting power 0; sole dispositive power 4,047,000; shared dispositive power 0; aggregate amount beneficially owned 4,047,000 (19.68% of the class)
  Comment: (1) Includes 364,500 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A ordinary shares"), comprised of 350,000 Class A ordinary shares under the initial private placement units and 14,500 Class A ordinary shares under the over allotment private placement, and 3,525,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B ordinary shares" and, together with the Class A ordinary shares, the "ordinary shares"), exclusive of 200,000 Class B ordinary shares which were forfeited following the expiration of the remaining portion of the underwriters' over-allotment option on April 4, 2026, and which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333-293083). The 364,500 Class A ordinary shares are included in units (each unit consisting of one Class A ordinary share and one-half of one redeemable warrant), acquired pursuant to a Private Units Purchase Agreement (as defined herein).
  
  (2) Includes 157,500 Class B ordinary shares of the Issuer directly owned by Anna Maria Staples, which will automatically convert into Class A ordinary shares of the Issuer concurrently with or immediately following the consummation of the Issuer's initial business combination, or earlier at the option of the holder on a one-for-one basis, subject to adjustment, as described in the Registration Statement on Form S-1 (File No. 333-293083) related to the Issuer's initial public offering.
  
  (3) Excludes 182,500 Class A Ordinary Shares which will be issued upon the exercise of 182,500 warrants included in the private placement units.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value
Name of issuer: Paloma Acquisition Corp. I
Address of issuer's principal executive offices: 535 Fifth Avenue, 4th Floor, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

1. Paloma Capital Group LLC ("Sponsor")
2. Anna Maria Staples

The Sponsor is the holder of record of approximately 18.91 % of the issued and outstanding ordinary shares (20,562,500) based on the number of Class A ordinary shares (16,450,000) and Class B ordinary shares (4,112,500) outstanding as of February 25, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 2, 2026.

Ms. Anna Maria Staples is the manager of the Sponsor. Therefore, Ms. Staples may be deemed to beneficially own the 364,500 Class A ordinary shares and 3,525,000 Class B ordinary shares, and ultimately exercises voting and dispositive power over the Class A ordinary shares and Class B ordinary shares held by the Sponsor.

All disclosures herein with respect to any reporting person are made only by such reporting person. Any disclosures herein with respect to persons other than the reporting persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of each reporting person is: 535 Fifth Avenue, 4th Floor New York, New York 10017.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Ms. Staples is the Chief Executive Officer and Director of Paloma Acquisition Corp I.
Criminal convictions in the last five years: During the past five years, neither the Sponsor nor Ms. Staples has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of the Sponsor and Ms. Staples has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sponsor is a Cayman Islands limited liability company.

Ms. Staples is a citizen of the United States and Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on in this Schedule 13D was working capital of the Sponsor. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 6, 2025, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain of the Issuer's offering costs in exchange for 4,312,500 Class B ordinary shares (the "Founder Shares"), of which up to 200,000 founder shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, pursuant to the Securities Subscription Agreement dated as of August 7, 2025 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"). On February 20, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, Sponsor purchased an aggregate of 350,000 private placement units for an aggregate purchase price of $3,500,000. On February 23, 2026, Jefferies LLC (the "Underwriter") partially exercised the over-allotment option and, on February 25, 2026, purchased an additional 1,450,000 Units from the Company. Each unit purchased was comprised of one Class A ordinary share of the Issuer and one-half of one redeemable warrant of the Issuer upon consummation of an initial business combination (as described more fully in the Issuer's final prospectus dated February 18, 2026). The reporting persons made the acquisitions reported in this Schedule 13D in support of the Issuer's business plan and for investment purposes. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chief Executive Officer of the Issuer, Ms. Anna Maria Staples is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Ms. Anna Maria Staples, as Chief Executive Officer of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 20,562,500 ordinary shares outstanding as of February 25, 2026) are as follows:

i. Sponsor: 3,889,500 ordinary shares; 18.91%
ii. Anna Maria Staples: 4,047,000 ordinary shares; 19.68%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 3,889,500,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 3,889,500 and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which Anna Maria Staples has:

i. Sole power to vote or to direct the vote: 4,047,000,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 4,047,000, and
iv. Shared power to dispose or to direct the disposition of: 0.

Ms. Staples is the manager of the Sponsor. Therefore, Ms. Staples may be deemed to beneficially own the 364,500 Class A ordinary shares and 3,525,000 Class B ordinary shares, and ultimately exercise voting and dispositive power over the Class A ordinary shares and Class B ordinary shares held by the Sponsor. Separately, Ms. Staples also directly owns 157,500 Class B ordinary shares. Ms. Staples disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Private Placement Units Purchase Agreement, dated February 18, 2026, by and between the Issuer and Sponsor ("Private Units Purchase Agreement"); a Registration Rights Agreement, dated February 18, 2026, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"); and a Letter Agreement, dated February 18, 2026, by and among the Issuer, the Sponsor and certain other parties thereto ("Insider Letter ").

Pursuant to the Private Units Purchase Agreement, Sponsor purchased 364,500 private placement units ("Placement Units") simultaneously with the consummation of the IPO. In connection with the exercise of the over-allotment units by the Underwriter, the Sponsor purchased an additional 14,500 Placement Units. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration and Shareholder Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration and Shareholder Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Insider Letter, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Units Purchase Agreement, dated as of February 18, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026).

Exhibit 10.2 - Registration and Shareholder Rights Agreement, dated as of February 18, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026).

Exhibit 10.3 - Insider Letter, dated as of February 18, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 24, 2026).

Exhibit - 99.1 - Joint Filing Agreement, April 7, 2026, by and among the Reporting Persons.

## Signatures
- Paloma Capital Group LLC: /s/ Spencer Cercone, Spencer Cercone, Attorney-in-Fact* (04/07/2026)
- Anna Maria Staples: /s/ Spencer Cercone, Spencer Cercone, Attorney-in-Fact* (04/07/2026)